CONNEXA SPORTS TECHNOLOGIES, INC.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Connexa Sports Technologies, Inc.
Registration Statement on Form S-1, File No. 333-282612

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: November 22, 2024

Requested Time: 12:30 pm, Eastern Time

Ladies and Gentlemen:

Connexa Sports Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-282612), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 12:30 pm Eastern Time on November 22, 2024, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

CONNEXA SPORTS TECHNOLOGIES, INC.

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer